                                                                      Exhibit 12



                                  HUMANA INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                  (UNAUDITED)


(Dollars in millions)                  YEARS ENDED DECEMBER 31,
                                      ---------------------------
                                      1997      1996        1995
                                      ----      ----        ----
Earnings:
 Income before income taxes           $ 270     $  18       $ 288
 Fixed charges                           29        19          17
                                      -----     -----       -----
                                      $ 299     $  37       $ 305
                                      =====     =====       =====
Fixed charges:
 Interest charged to expense          $  20     $  11       $  11
 One-third of rent expense (a)            9         8           6
                                      -----     -----       -----
                                      $  29     $  19       $  17
                                      =====     =====       =====

Ratio of earnings to fixed charges     10.4       2.0(a)     17.9
                                      =====     =====       =====

For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of the special charges of $215 million before income taxes, the ratio for the year ended December 31, 1996 would have been 13.3.